

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

Gregory Zikos
Chief Executive Officer
Costamare Bulkers Holdings Limited
7 rue du Gabian, MC 98000
Monaco

> **Re: Costamare Bulkers Holdings Limited**
> **Amended Draft Registration Statement on Form 20-FR12B**
> **Response Letter dated December 27, 2024**
> **CIK No. 0002033535**

Dear Gregory Zikos:

We have reviewed your letter of response and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Response Letter dated December 27, 2024
Financial Statements, page F-1

1. We understand from your response to prior comment 5 that you do not believe financial statements for the registrant are required because you believe it meets the definition of a business combination related shell company, although you represent that the Company "…will acquire the Shipowning Subsidiaries prior to completion of the spin-off and will acquire CBI promptly after completion of the spin-off."

    The definition of a business combination related shell company (as set forth in Rule 405 of Regulation C) applies when the shell entity is formed either solely for the purpose of changing its corporate domicile within the United States; or solely for the purpose of completing a business combination transaction among one or more entities other than the shell company, none of which is a shell company.

As the Company is incorporated in the Republic of the Marshall Islands and is the intended recipient of the dry bulk business of Costamare Inc., it does not meet this definition. We reissue prior comment 5.

2.   We note your disclosure on page 42 stating "Currently Costamare Bulkers Holdings holds all of the equity interests in Costamare Inc.'s subsidiaries that held, hold or were formed for the purpose of holding the owned dry bulk vessels and any related assets and liabilities through our wholly owned subsidiary, Costamare Bulkers Ships." Tell us how your response to prior comment 5, characterizing Costamare Bulkers Holdings Ltd. as a shell company, reconciles with this disclosure.

Please clarify the extent to which this disclosure reflects any aspects of the internal reorganization that was intended to be completed prior to the spin-off, as referenced on pages F-8 and F-18, and indicate the dates associated with any such events. Please describe to us the status of the entity since its formation on September 29, 2023, and provide us with details of all operations, including any assets and liabilities held or conducted by or through the entity since that date.

Please also explain to us how the formation date and your characterization of the entity as a shell company reconcile with disclosures on pages 31 and F-39 of the Costamare Inc. 2023 third quarter, and 2022 annual reports, in which Costamare Bulkers Holdings Limited is identified as the parent of Costamare Bulkers Inc. beginning in 2022.

Please contact Lily Dang at 202-551-3867 or Robert Babula at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: D. Scott Bennett, Esq., of Cravath, Swaine & Moore LLP